UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Algodon Wines & Luxury Development Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class Securities)

01660J107

(CUSIP NUMBER)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01660J107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The WOW GROUP, LLC

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 3,823,547

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,823,547

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,823,547

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9) 7.3%[1]

12	Type of Reporting Person (See Instructions) PN

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Explanatory Note

This Amendment No. 1 to Schedule 13G, dated May 23, 2018, is being filed by the undersigned to amend the Schedule 13G originally filed on February 13, 2018. This amendment relates to the common stock, $0.01 par value, of Algodon Wines & Luxury Development Group, Inc. (“Algodon”) and is being filed to correct the number of shares of common stock held by The Wow Group, LLC.

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Item 1

	(a) Name of Issuer:	Algodon Wines & Luxury Development Group, Inc.
	(b) Address of Issuer’s Principal Executive Offices:	135 Fifth Avenue, 10th Floor New York, NY 10010

Item 2

	(a) Name of Person Filing:	The WOW Group, LLC
	(b) Address of Principal Business Office:	135 Fifth Avenue, 10th Floor New York, NY 10010
	(c) Citizenship:	The WOW Group, LLC is a Delaware limited liability company
	(d) Title of Class of Securities:	Common Stock, $0.01 par value per share
	(e) CUSIP Number:	01660J107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	[ ] An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

	(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned	3,823,547

(b) Percent of class:	7.3%[1]

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	3,823,547

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	3,823,547

(iv) Shared power to dispose or to direct the disposition of	0

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Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 This percentage is calculated with the Series B Preferred Convertible Stock on an as converted basis.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018

By:	/s/ Scott L. Mathis
The WOW Group, LLC
Scott L. Mathis, Manager

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